

July 22, 2011

Via E-mail
Mr. Guoshen Tu
Chief Executive Officer
China Security & Surveillance Technology, Inc.
13/F, Shenzhen Special Zone Press Tower
Shennan Rd.
Futian, Shenzhen 518034

>   Re: **China Security & Surveillance Technology, Inc.**
>   **Amendment No. 2 to Schedule 13E-3**
>   **Filed on July 18, 2011**
>   **File No. 005-80530**
>
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed on July 81, 2011**
>   **File No. 001-33774**

Dear Mr. Tu:

We have reviewed your revised filings and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

Recommendation of Our Board of Directors and Special Committee…, page 31

1.   We note your response to prior comment 1 and the corresponding revisions to your
        disclosure. We continue to believe that the following points on page 32 should be
        addressed with more specificity:

- "our board of directors' knowledge of our business, financial condition, results of
  operations, prospects and competitive position, supplemented by discussions with the
  Company's management and the special committee's financial advisors and its
  review of the financial analysis prepared by such financial advisors based on the
  forecast of our future financial performance prepared by our management…," and

- "the impact of undesirable global financial conditions on the trading price of the
  Company common stock…."

If you retain these points, please revise your disclosure so as not to contain factors that could be characterized as "vague and non-specific." See Question 21 in SEC Release No. 34-17719 (April 13, 1981). With respect to the first point in particular, we note that every line item in the forecasts on page 51 appears to increase annually, with the cumulative effect of such annual increases being dramatic over the course of the five-year period presented.

2.   We note your response to prior comment 2 and continue to believe that your disclosure should address with specificity how the board of directors and the special committee concluded that Mr. Tu's unwillingness to consider any other transaction indicates that the transaction is fair to unaffiliated security holders. That the transaction is being proposed with your CEO, chairman, and largest shareholder, who has stated publicly that he would not consider any other transaction, would appear to be more appropriately characterized as a negative factor. Please also clarify how the board of directors and special committee determined that the absence of alternative proposals was indicative of fairness, given that Mr. Tu's statements would tend to discourage the submission of competing proposals.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Gregory D. Puff, Esq.
        Shearman & Sterling LLP